Exhibit (a)(6)

Contact: Robert J. A. Irwin
Tel: (716) 883-2428

ASA Limited Commences Tender Offer

BUFFALO, NY, June 13, 2008 . . . ASA Limited (NYSE: ASA) today commenced a tender offer to purchase up to 2,400,000 of the Company’s issued and outstanding common shares at a price per share, net to the seller in cash, equal to 98% of the net asset value per share as determined by the Company at the close of regular trading on the NYSE on the day the tender offer expires. The tender offer will expire at 12:00 midnight Eastern time on July 11, 2008, unless the Company extends the tender offer. The maximum number of shares that the Company will purchase in the tender offer represents 25% of the number of currently issued and outstanding shares.

ASA Limited is a closed-end investment company. As with many closed-end investment companies, the market price of a common share of the Company has historically traded at a discount to, i.e., lower than, the net asset value per share. The tender offer will permit tendering shareholders to liquidate at least a portion of their shares at a price per share equal to 98% of the net asset value per share, while preserving the Company as an investment vehicle for long-term capital appreciation for shareholders who remain invested in the Company.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company. The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal, which will be mailed to shareholders and which are available free of charge on the website of the Securities and Exchange Commission (www.sec.gov). Shareholders should read these documents carefully. The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

The Company’s Board of Directors has approved the tender offer. However, neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares in the tender offer.

D. F. King & Co., Inc. has been retained as information agent for the tender offer. Shareholders who have questions about the tender offer, require assistance with the procedures to tender shares, or need additional copies of tender offer materials may call the information agent collect at (212) 269-5550 (for banks and brokers) or toll-free at (800) 549-6746.